Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For October 7, 2003

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

Gallaher Group Plc – Savings Related Share Option Scheme 2003

Gallaher is again offering to employees in the UK (and a number of other countries) the opportunity to participate in a Savings Related Share Option Scheme (the “Scheme”).

Four Executive Directors have applied to participate in this 2003 Scheme, each with a monthly contribution of £250 and at an option price of £4.43. Options have been granted to those directors, as follows:

Name	Number of Shares	Term of Contract	Monthly Contribution	Vesting Between
Dunlop N W B D	3,577	5	£250	1 Dec 08 & 31 May 09
England, N M	2,082	3	£250	1 Dec 06 & 31 May 07
Northridge, N H	3,577	5	£250	1 Dec 08 & 31 May 09
Rolfe, M E	3,786	7	£250	1 Dec 10 & 31 May 11

Prior to applying to participate in the 2003 Scheme, Messrs England, Northridge and Rolfe cancelled their participation in Gallaher’s 2002 Scheme, which had an option price of £5.59.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Mark Rolfe
	Name:	Mark Rolfe
Date: October 7, 2003	Title:	Finance Director